UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Index

1. Summary of the 2013 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2013 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the First Quarter of 2013 (Separate)

Summary of 2013 First Quarter Business Report

On May 15, 2013, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2013 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong Ltd.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary.

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	June 8, 2012

Liquidated Burrill-KB Life Sciences Fund Ltd.

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of March 31, 2013)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Investment & Securities Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong Ltd.	Kookmin Bank	Not listed
	Kookmin Bank International Ltd.	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed

	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC Private Equity Fund No. 1	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

Notes:

•	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
•	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
•	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
•	On November 12, 2011, KB Investment & Securities Hong Kong Ltd. was closed.
•	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.
•	On May 11, 2012, KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund was added as a second-tier subsidiary.
•	On June 8, 2012, Burrill-KB Life Sciences Fund Ltd. was liquidated.
•	On July 2, 2012, KoFC Value-up Private Equity Fund was added as a second-tier subsidiary.
•	On October 10, 2012, Kookmin Bank (China) Ltd. was added as a second-tier subsidiary.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of March 31, 2013)	(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of March 31, 2013)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of March 31, 2013)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	—	—	—

Shares without voting rights	—	—	—

Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—

Shares for which voting rights are restricted under relevant laws and regulations	—	—	—

Shares with restored voting rights	—	—	—

Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	—	—	—

1.5.	Dividends

Items		January 1, 2012 to December 31, 2012(1)(3)	January 1, 2011 to December 31, 2011(1)(4)	January 1, 2010 to December 31, 2010(2)(5)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		646,235	(63,678)	88,320
Earnings per share (Won)		1,673	(173)	257
Total cash dividends (Won in Millions)		231,811	278,173	41,163
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		35.9	(436.8)	46.6
Cash dividend yield (%)	Common Shares	1.6	1.9	0.2
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	600	720	120
	—	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	—	—	—	—

(1)	Based on K-IFRS (on a separate basis).
(2)	Based on generally accepted accounting principles in Korea (“Korean GAAP”) (on a separate basis).
(3)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2012 was 13.6%.
(4)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2011 was 11.7%.
(5)	The total number of common shares that were eligible for payment of dividends for the year ended December 31, 2010 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such period).

2.	Business

2.1.	Results of Operations

	For the three months ended March 31, 2013	For the three months ended March 31, 2012(1)	For the year ended December 31, 2012	For the year ended December 31, 2011
Net interest income	1,650,591	1,791,516	7,115,913	7,104,512
Interest income	3,202,007	3,612,677	14,155,825	13,956,257
Interest expense	(1,551,416)	(1,821,161)	(7,039,912)	(6,851,745)
Net fee and commission income	366,901	390,481	1,592,641	1,794,750
Fee and commission income	638,026	688,831	2,778,668	2,829,754
Fee and commission expense	(271,125)	(298,350)	(1,186,027)	(1,035,004)
Net gains on financial assets and liabilities at fair value through profit or loss	201,999	213,108	651,203	1,035,867
Net other operating income (loss)	(375,084)	(224,734)	(1,455,270)	(1,092,009)
General and administrative expenses	(985,445)	(971,868)	(3,885,285)	(3,931,808)
Operating profit before provision for credit losses	858,962	1,198,503	4,019,202	4,911,312
Provision for credit losses	(326,097)	(389,093)	(1,607,804)	(1,512,978)
Net operating profit	532,865	809,410	2,411,398	3,398,334

Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

		(Unit: in millions of Won, %)
		For the three months ended March 31, 2013			For the year ended December 31, 2012(1)			For the year ended December 31, 2011
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	179,041,119	2.75	63.47	181,850,183	3.10	64.01	169,714,084	3.02	63.38
	Certificate of deposit	1,716,560	3.40	0.61	1,734,611	3.88	0.61	1,745,901	3.90	0.65
	Borrowings	5,458,122	2.60	1.93	5,308,486	2.86	1.87	4,593,395	3.01	1.72
	Call money	3,953,172	2.72	1.40	3,562,595	3.02	1.25	1,779,391	3.01	0.66
	Debentures	20,786,674	4.90	7.37	21,002,427	5.17	7.39	24,454,683	5.37	9.13
	Other	3,337,301	2.82	1.18	3,188,139	3.59	1.12	3,713,710	3.50	1.39

Subtotal		214,292,948	2.96	75.96	216,646,441	3.30	76.25	206,001,164	3.31	76.93

Foreign currency	Deposits	4,911,734	1.03	1.74	5,289,517	0.97	1.86	3,394,042	0.64	1.27
	Borrowings	6,669,865	0.66	2.36	8,399,079	0.91	2.96	7,464,052	0.92	2.79
	Call money	842,561	0.50	0.30	1,224,909	0.55	0.43	896,482	0.84	0.33
	Debentures	3,459,007	4.37	1.23	3,549,616	4.96	1.25	3,945,798	4.96	1.47
	Other	258,516	1.20	0.09	203,426	1.34	0.07	134,421	0.59	0.05

Subtotal		16,141,683	1.57	5.72	18,666,547	1.68	6.57	15,834,795	1.86	5.91

Other	Total shareholders’ equity	25,670,449	—	9.10	24,452,989	—	8.61	22,823,040	—	8.52
	Allowances	680,142	—	0.24	901,913	—	0.32	1,096,724	—	0.41
	Other	25,321,066	—	8.98	23,430,989	—	8.25	22,049,153	—	8.23

Subtotal		51,671,657	—	18.32	48,785,891	—	17.18	45,968,917	—	17.16

Total		282,106,288	—	100.00	284,098,879	—	100.00	267,804,876	—	100.00

Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.2.2.	Uses of Funds

		(Unit: in millions of Won, %)
		For the three months ended March 31, 2013			For the year ended December 31, 2012(1)			For the year ended December 31, 2011
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	4,687,166	3.04	1.66	3,978,175	3.66	1.40	1,622,223	3.75	0.61
	Securities	46,433,167	4.38	16.46	45,292,632	4.39	15.94	41,166,103	4.60	15.38
	Loans	183,737,479	4.99	65.12	188,233,803	5.43	66.27	179,786,245	5.63	67.14
	Guarantee payments under payment guarantee	48,540	1.54	0.02	68,419	0.73	0.02	142,018	0.26	0.05
	Call loan	1,434,705	2.90	0.51	1,581,952	3.20	0.56	1,345,886	3.18	0.50
	Private placement corporate bonds	587,432	5.71	0.21	679,954	6.78	0.24	1,361,495	5.88	0.51
	Credit cards	11,577,601	11.41	4.10	12,076,314	11.14	4.25	12,377,664	10.82	4.62
	Other	6,370,127	5.19	2.26	4,881,932	6.00	1.72	1,963,980	11.42	0.73
	Allowance	(3,240,014)	—	(1.15)	(3,514,211)	—	(1.25)	(3,654,789)	—	(1.36)

Subtotal		251,636,203	5.19	89.19	253,278,970	5.57	89.15	236,110,825	5.83	88.18

Foreign currency	Due from banks	782,766	0.60	0.28	829,485	1.79	0.29	676,389	2.05	0.25
	Securities	1,040,228	2.46	0.37	1,237,230	3.06	0.44	1,693,605	3.82	0.63
	Loans	9,061,986	2.13	3.21	9,746,662	2.24	3.43	9,355,591	2.21	3.49
	Call loan	1,512,580	0.48	0.54	1,728,696	0.70	0.61	1,236,257	0.74	0.46
	Bills bought	2,523,915	1.50	0.89	2,931,390	1.97	1.03	2,432,861	2.08	0.91
	Allowance	(153,464)	—	(0.05)	(178,772)	—	(0.06)	(206,220)	—	(0.08)
	Other	1,885	—	0.00	1,899	—	0.00	1,270	—	0.00

Subtotal		14,769,896	1.82	5.24	16,296,590	2.09	5.74	15,189,753	2.27	5.66

Other	Cash	1,685,428	—	0.60	1,617,802	—	0.57	1,506,765	—	0.56
	Fixed assets held for business	3,187,360	—	1.13	3,211,797	—	1.13	3,223,574	—	1.20
	Other	10,827,401	—	3.84	9,693,720	—	3.41	11,773,959	—	4.40

Subtotal		15,700,189	—	5.57	14,523,319	—	5.11	16,504,298	—	6.16

Total		282,106,288	—	100.00	284,098,879	—	100.00	267,804,876	—	100.00

Note: Prepared on a consolidated basis.

(1)	Restated to reflect adjustments from retrospective application of the amendments to K-IFRS 1110 and 1019.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2013(1)	As of December 31, 2012	As of December 31, 2011
Total Capital (A)	27,109,738	26,907,004	25,062,681
Risk-weighted assets (B)	190,445,928	193,510,143	192,812,547
BIS ratio (A/B)(2)	14.23	13.90	13.00

Note: Based on K-IFRS (on a consolidated basis).

(1)	Preliminary figures.
(2)	BIS risk-adjusted capital ratio = (total capital / risk-weighted assets) x 100.

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)
	As of March 31, 2013	As of December 31, 2012	As of December 31, 2011
Total Capital (A)	21,480	21,391	19,668
Risk-weighted assets (B)	147,711	148,544	145,185
BIS ratio (A/B)(1)	14.54	14.40	13.55

Note: Based on K-IFRS (on a consolidated basis).

(1)	BIS risk-adjusted capital ratio = (total capital / risk-weighted assets) x 100.

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities (1)	Credit Rating	Company (Ratings Range)	Evaluation

07/07/2011	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
06/30/2011	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
05/16/2011	Debentures	AAA	NICE Investors Service (2) (AAA ~ D)	Stable

Korea Ratings (A1 ~ D)
12/07/2011	Commercial Paper	A1	KIS Ratings (A1 ~ D)	-
NICE Investors Service (2) (A1 ~ D)

(1)	Redeemed in full as of March 31, 2013.
(2)	Formerly NICE Ratings.

3.	Financial Information

3.1.	Consolidated Condensed Financial Information

3.1.1.	Consolidated Statements of Financial Position

	(Unit: in millions of Won, except number of companies)
	As of March 31, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	11,038,778	10,592,605	9,178,125	6,829,828	9,102,630
Financial assets at fair value through profit or loss	10,574,191	9,559,719	6,326,104	4,013,313	4,592,491
Derivative financial assets	1,936,935	2,091,285	2,448,455	2,595,121	3,392,391
Loans	210,594,954	213,644,791	212,107,027	197,621,004	196,686,844
Financial investments	37,290,310	36,467,352	35,432,182	36,189,650	35,036,710
Investments in associates and joint ventures	962,966	934,641	892,132	723,411	614,717
Property and equipment	3,085,574	3,100,393	3,186,020	3,150,260	3,257,911
Investment property	52,861	52,974	51,552	52,921	67,977
Intangible assets	486,282	493,131	468,441	504,920	402,577
Deferred income tax assets	17,662	18,432	22,329	4,045	16,504
Assets held for sale	33,966	35,412	9,931	9,353	20,160
Other assets	10,595,899	8,760,319	7,478,519	7,076,796	6,968,059

Total assets	286,670,378	285,751,054	277,600,817	258,770,622	260,158,971

Financial liabilities at fair value through profit or loss	1,867,604	1,851,135	1,388,079	1,294,859	1,364,223
Derivative financial liabilities	1,896,534	2,054,742	2,059,573	2,236,359	3,138,394
Deposits	194,502,849	197,346,205	190,337,590	179,862,071	169,065,043
Debts	17,185,727	15,965,458	16,823,838	11,744,389	13,834,104
Debentures	24,383,174	24,270,212	27,069,879	29,107,316	38,661,962
Provisions	591,941	669,729	797,739	1,020,070	576,154
Defined benefit liabilities	75,188	83,723	128,488	125,463	167,387
Current income tax liabilities	339,969	264,666	588,825	29,641	99,752
Deferred income tax liabilities	153,000	132,679	220,842	283,575	404,639
Other liabilities	20,591,056	18,327,740	15,086,169	13,400,949	13,416,625

Total liabilities	261,587,042	260,966,289	254,501,022	239,104,692	240,728,283

Equity attributable to shareholders of the Company	24,877,274	24,590,243	22,917,975	18,496,687	18,349,693
Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	15,840,300	15,840,300	15,841,824	15,990,278	15,990,618
Accumulated other comprehensive income	402,486	295,142	191,642	430,572	350,941
Retained earnings	6,702,730	6,523,043	4,952,751	2,620,888	2,553,185
Treasury shares	—	—	—	(2,476,809)	(2,476,809)
Non-controlling interests	206,062	194,522	181,820	1,169,243	1,080,995

Total equity	25,083,336	24,784,765	23,099,795	19,665,930	19,430,688

Total liabilities and equity	286,670,378	285,751,054	277,600,817	258,770,622	260,158,971

Number of consolidated companies	89	77	67	58	50

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2013	For the three months ended March 31, 2012(1)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	1,650,591	1,791,516	7,115,913	7,104,512	6,173,804
Net fee and commission income	366,901	390,481	1,592,641	1,794,750	1,704,714
Net gains (losses) on financial assets and liabilities at fair value through profit or loss	201,999	213,108	651,203	1,035,867	814,808
Net other operating income (loss)	(375,084)	(224,734)	(1,455,270)	(1,092,009)	(1,067,343)
General and administrative expenses	(985,445)	(971,868)	(3,885,285)	(3,931,808)	(4,366,629)
Operating profit before provision for credit losses	858,962	1,198,503	4,019,202	4,911,312	3,259,354
Provision for credit losses	(326,097)	(389,093)	(1,607,804)	(1,512,978)	(2,871,417)
Net operating profit	532,865	809,410	2,411,398	3,398,334	387,937
Net non-operating profit (loss)	14,871	(1,419)	(150,070)	(137,528)	(238,569)
Profit before income tax	547,736	807,991	2,261,328	3,260,806	149,368
Income tax benefit (expense)	(134,820)	(199,345)	(549,340)	(832,234)	70,541
Profit for the period	412,916	608,646	1,711,988	2,428,572	219,909
Other comprehensive income (loss) for the period, net of tax	117,585	(11,609)	178,967	(235,748)	99,329
Total comprehensive income for the period	530,501	597,037	1,890,955	2,192,824	319,238
Profit attributable to:	412,916	608,646	1,711,988	2,428,572	219,909
Shareholders of the parent company	411,458	604,939	1,702,913	2,373,026	146,600
Non-controlling interests	1,458	3,707	9,075	55,546	73,309
Total comprehensive income for the period attributable to:	530,501	597,037	1,890,955	2,192,824	319,238
Shareholders of the parent company	518,802	594,594	1,871,240	2,134,096	226,231
Non-controlling interests	11,699	2,443	19,715	58,728	93,007
Earnings per share
Basic earnings per share (Won)	1,065	1,566	4,408	6,461	427
Diluted earnings per share (Won)	1,062	1,563	4,394	6,445	427

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1110 and 1019.

3.2.	Separate Condensed Financial Information

3.2.1.	Separate Statements of Financial Position

	(Unit: in millions of Won)
	As of March 31, 2013	As of December 31, 2012(1)	As of December 31, 2011	As of December 31, 2010	As of January 1, 2010
Cash and due from financial institutions	381,264	96,234	32,031	759,998	845,366
Loans	10,000	25,000	60,000	160,000	170,000
Investments in subsidiaries	17,944,848	17,944,848	17,773,322	17,673,322	17,612,122
Property and equipment	547	351	759	1,109	1,718
Intangible assets	8,981	9,122	10,531	11,057	9,176
Current income tax assets	—	—	—	125,423	—
Deferred income tax assets	3,376	3,800	2,445	898	—
Other assets	392,722	310,673	631,602	48,105	25,932

Total assets	18,741,738	18,390,028	18,510,690	18,779,912	18,664,314

Debts	—	—	130,000	—	—
Debentures	—	—	49,988	799,353	798,421
Defined benefit liabilities	1,827	1,384	992	1,134	1,049
Current income tax liabilities	337,604	257,535	578,729	—	—
Other liabilities	277,467	46,767	34,701	158,304	6,401

Total liabilities	616,898	305,686	794,410	958,791	805,871

Share capital	1,931,758	1,931,758	1,931,758	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809	13,513,809	13,513,809	13,513,809
Accumulated other comprehensive income (loss)	(2,776)	(2,780)	—	—	—
Retained earnings	2,682,049	2,641,555	2,270,713	2,375,554	2,412,876

Total equity	18,124,840	18,084,342	17,716,280	17,821,121	17,858,443

Total liabilities and equity	18,741,738	18,390,028	18,510,690	18,779,912	18,664,314

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1019.

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	For the three months ended March 31, 2013	For the three months ended March 31, 2012(1)	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income (expense)	1,067	(1,820)	2,993	(14,572)	(17,281)
Net fee and commission expense	(982)	(184)	(4,130)	(6,079)	(6,951)
Net other operating income	282,039	687,925	687,925	—	95,305
General and administrative expenses	(9,393)	(9,823)	(41,597)	(41,711)	(31,187)
Operating profit before provision for credit losses	272,731	676,098	645,191	(62,362)	39,886
Provision for credit losses	—	—	—	—	—
Operating profit	272,731	676,098	645,191	(62,362)	39,886
Net non-operating expense	(4)	(92)	(312)	(2,863)	792
Profit before tax	272,727	676,006	644,879	(65,225)	40,678
Income tax benefit (expense)	(422)	131	1,356	1,547	897
Profit for the period	272,305	676,137	646,235	(63,678)	41,575
Total comprehensive income for the period	272,309	676,132	646,235	(63,678)	41,575
Earnings per share
Basic earnings per share (Won)	705	1,750	1,673	(173)	121
Diluted earnings per share (Won)	703	1,746	1,668	(173)	121

(1)	Restated to reflect adjustments resulting from retrospective application of the amendments to K-IFRS 1019

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	First Quarter 2013	2012	2011
Current assets in Won (A)	662.3	96.2	20.1
Current liabilities in Won (B)	575.1	1.6	2.6
Current ratio (A/B)	115.17%	6,100.82%	766.16%

Notes:

•	Based on K-IFRS (on a separate basis).

•	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act).

3.3.2.	Selected ratios

	(Unit: %)
Category	First Quarter 2013(1)	2012	2011
Net income as a percentage of average total assets	0.58	0.60	0.88
Net income as a percentage of average shareholders’ equity	6.65	7.16	11.36

Note: Based on K-IFRS (on a consolidated basis).

(1)	Annualized basis

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2013)
Company	Credit extended
(Unit: in billions of Won)
Hyundai Heavy Industries Co., Ltd.	1,347
Hyundai Steel Co., Ltd.	904
Samsung Electronics Co., Ltd.	862
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	823
LG Electronics Inc.	770
Samsung Heavy Industries Co., Ltd.	730
Samsung Display Co., Ltd.	685
GS Caltex Corporation	604
Hyundai Capital Services, Inc.	578
KT Corporation	522
Hyundai Motor Company	405
S-Oil Corporation	385
SK Energy Co., Ltd.	383
Korean Air Lines Co., Ltd.	375
Daewoo International Corporation	368
Samsung C&T Corporation	341
Shinhan Financial Group	341
LS-Nikko Copper Inc.	336
LG Display Co., Ltd.	314
Hankook Tire Co., Ltd.	305

Total	11,378

Note: Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2013)
Group	Credit extended
(Unit: in billions of Won)
Samsung	4,298
Hyundai Motor	3,612
LG	2,135
Hyundai Heavy Industries	2,038
SK	1,772
GS	1,111
POSCO	1,110
Daewoo Shipbuilding & Marine Engineering	866
Hanwha	824
Lotte	814

Total	18,580

Note: Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

		(As of March 31, 2013)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	33,985	34.83%
Construction	5,661	5.80
Real estate	16,064	16.46
Wholesale and retail	15,937	16.33
Accommodation and food service	6,507	6.67
Financial institutions	1,322	1.35
Others	18,115	18.56

Total	97,591	100.00%

Note: Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2013)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Shipbuilding	81	57
Borrower B	Real estate and leasing	77	3
Borrower C	Construction	64	64
Borrower D	Construction	46	46
Borrower E	Construction	42	41
Borrower F	Arts, sports and recreation related services	39	39
Borrower G	Construction	38	3
Borrower H	Electricity, gas, steam and water supply	35	20
Borrower I	Manufacturing	32	30
Borrower J	Shipbuilding	45	28
Borrower K	Construction	27	18
Borrower L	Construction	26	24
Borrower M	Real estate and leasing	25	2
Borrower N	Finance and insurance	22	1
Borrower O	Construction	20	20
Borrower P	Manufacturing	17	2
Borrower Q	Construction	17	3
Borrower R	Manufacturing	17	13
Borrower S	Manufacturing	17	16
Borrower T	Arts, sports and recreation related services	18	6

Total		705	436

Note: Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to March 31, 2013	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,219 (annualized basis)	1,890

January 1 to December 31, 2012	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	15,216

January 1 to December 31, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	15,000

(1)	Excluding value-added taxes.

4.2.	Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)

January 1 to March 31, 2013	—	—	—	—

January 1 to December 31, 2012	—	—	—	—

January 1 to December 31, 2011	—	—	—	—

(1)	Excluding value-added taxes.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2013, the board of directors consisted of two executive directors, one non-standing director and nine non-executive directors. The following committees currently serve under our board of directors:

•	the Board Steering Committee;

•	the Audit Committee;

•	the Management Strategy Committee;

•	the Risk Management Committee;

•	the Evaluation and Compensation Committee;

•	the Non-Executive Director Nominating Committee; and

•	the Audit Committee Member Nominating Committee.

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent registered public accounting firm. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

Total Amount Approved at the Shareholders’ Meeting

	(Unit: in millions of Won)
	Total number of persons(1)	Total amount approved at Shareholders’ Meeting(1)(2)	Notes

Registered Directors (including non-executive directors and audit committee members)	13	5,000	—

(1)	Includes Vaughn Richtor, who resigned his post as a non-standing director of KB Financial Group Inc. on February 19, 2013.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

Total Amount Paid

	(Unit: in millions of Won)
	Total number of persons	Total payment (1) (3) (4) (5)	Average payment per person (2)	Total amount of fair value of stock options	Notes

Registered Directors (including one non-standing director)	3	387	129	—	—

Non-executive Directors (excluding audit committee members)	4	109	27	—	—

Audit committee members or internal auditor	5	135	27	—	—

Total	12	631	53	—	—

(1)	Represents total amount paid in the first quarter of 2013.
(2)	Represents (i) the total amount paid in the first quarter of 2013 divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 372 million in our income statement for the three months ended March 31, 2013 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.
(5)	In addition to the total payments as presented in the above table, a total of Won 969 million was paid in the first quarter of 2013 with respect to short-term performance-based compensation.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of March 31, 2013 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card Co., Ltd. (100.00%)

•	KB Investment & Securities Co., Ltd. (100.00%)

•	KB Life Insurance Co., Ltd. (51.00%)

•	KB Asset Management Co., Ltd. (100.00%)

•	KB Real Estate Trust Co., Ltd. (100.00%)

•	KB Investment Co., Ltd. (100.00%)

•	KB Credit Information Co., Ltd. (100.00%)

•	KB Data Systems Co., Ltd. (100.00%)

•	KB Savings Bank Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2013, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2013 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	30,770
Young Rok Lim	March 1955	President	3,648

6.2.	Non-Standing Directors

As of March 31, 2013, we had one non-standing director. The name and position of our non-standing director and the number of shares of KB Financial Group’s common stock he owned as of March 31, 2013 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	3,475

6.3.	Non-Executive Directors

Our non-executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2013 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	500
Jong Cheon Lee	February 1951	Non-Executive Director	—
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Kwa Kim	December 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following ten executive officers as of March 31, 2013.

Name	Date of Birth	Position	Common Shares Owned
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	5,300
Wang Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Min Ho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Won Keun Yang	September 1956	Deputy President & Head of KB Research	260
Dong Chang Park	February 1952	Deputy President	200
Yong Jin Cho	February 1961	Managing Director & Chief Human Resources Officer	473
Kyung Sup Han	December 1958	Managing Director & Chief Risk Officer	632
Dong Cheol Lee	October 1961	Managing Director & Head of Strategic Planning Department	203
Kyu Sul Choi	August 1960	Managing Director & Head of Investor Relations Department	836

6.5.	Employees

The following table shows the breakdown of our employees as of March 31, 2013.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment(1)	Average Payment per Person(2)
Total	157	27 months	4,029	26

(1)	Represents total amount paid in the first quarter of 2013.
(2)	Represents (i) the total amount paid in the first quarter of 2013 divided by (ii) the total number of employees as of March 31, 2013.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of March 31, 2013.

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
The Bank of New York Mellon Corporation(1)	35,026,464	9.07
Korean National Pension Service	33,158,257	8.58

Note: The number of shares of common stock presented for each shareholder in the table above is based on our shareholder registry as of December 31, 2012, unless otherwise indicated.

(1)	Depositary under the Company’s ADR program.
(2)	On February 15, 2013, ING Bank N.V. sold all of its stake, representing 5.02% (19,401,044 shares) of our total issued shares as of such date, in our company.

7.2.	Changes in the Largest Shareholder

(As of March 31, 2013)	(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2012	33,158,257	8.58
Korean National Pension Service	August 1, 2012	31,817,770	8.24
Korean National Pension Service	March 14, 2012	27,894,880	7.22
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	July 8, 2011	23,650,699	6.12
ING Bank N.V.	January 22, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

Note: The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.

(1)	Based on 386,351,693 total issued shares of common stock for dates on or after September 2, 2009, and 356,351,693 total issued shares of common stock for dates on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of March 31, 2013)	(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	18,641	Common Stock
Kookmin Bank	2,850,174	Common Stock
KB Kookmin Card Co., Ltd.	137,070	Common Stock
KB Investment & Securities Co., Ltd.	27,303	Common Stock
KB Life Insurance Co., Ltd.	19,394	Common Stock
KB Asset Management Co., Ltd.	6,775	Common Stock
KB Real Estate Trust Co., Ltd.	13,043	Common Stock
KB Investment Co., Ltd.	4,321	Common Stock
KB Credit Information Co., Ltd.	14,201	Common Stock
KB Data Systems Co., Ltd.	19,717	Common Stock
KB Savings Bank Co., Ltd.	2,325	Common Stock

Total	3,112,964	Common Stock

7.4.	Investments in Certain Affiliated Companies

(As of March 31, 2013)	(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(1)	Profit (Loss) for the latest fiscal year(1)	Notes
	Number of shares	Shareholding percentage	Book value
Kookmin Bank(2)	404,379,116	100	14,821,721	258,555,016	1,299,589		(5)
KB Kookmin Card Co., Ltd. (2)	92,000,000	100	1,953,175	14,046,164	291,173		(5)
KB Investment & Securities Co., Ltd.(3)	31,588,314	100	507,212	3,228,849	27,554		(6)
KB Life Insurance Co., Ltd.	28,152,000	51	138,484	5,012,205	18,604		(6)
KB Asset Management Co., Ltd.	7,667,550	100	96,312	163,156	7,222		(6)
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	201,572	21,446		(5)
KB Investment Co., Ltd.	8,951,797	100	104,910	134,005	6,832		(5)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	30,422	331		(5)
KB Data Systems Co., Ltd.	800,000	100	6,334	25,519	(1,461)		(5)
KB Savings Bank Co., Ltd.(4)	6,800,000	100	171,526	922,086	(2,212)		(7)

Total	597,591,177	—	17,944,848	—	—

(1)	Based on K-IFRS (on a separate basis).
(2)	KB Kookmin Card Co., Ltd. was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.

(3)	KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. on March 14, 2011.
(4)	KB Savings Bank Co., Ltd. was added as a first-tier subsidiary on January 2, 2012, and completed a rights offering on January 14, 2012.
(5)	As of or for the year ended December 31, 2012.
(6)	As of March 31, 2012 or for the period from April 1, 2011 to March 31, 2012.
(7)	As of June 30, 2012 or for the period from January 2, 2012 to June 30, 2012.

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Investment Co., Ltd.	Subsidiary	Loans	20	10	CD 3M + 137 bps	June 29, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 15, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO